EXHIBIT 99.1

TransCanada Announces 2014 Annual Meeting
Board of Director Election Results

CALGARY, Alberta –– May 2, 2014 –– TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced approval by its shareholders of the appointment of the 11 nominees as directors of TransCanada. At its 2014 annual meeting of shareholders held earlier today, each of the following 11 nominees were elected as directors of TransCanada on a vote by ballot to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	340,352,665	99.80	667,571	0.20
Derek H. Burney	340,086,044	99.73	934,222	0.27
Paule Gauthier	340,050,098	99.72	970,169	0.28
Russell K. Girling	340,122,398	99.74	897,869	0.26
S. Barry Jackson	339,899,220	99.67	1,121,029	0.33
Paula Rosput Reynolds	339,076,515	99.43	1,943,752	0.57
John Richels	332,507,464	97.50	8,512,803	2.50
Mary Pat Salomone	339,022,297	99.41	1,997,970	0.59
D. Michael G. Stewart	340,433,367	99.83	586,881	0.17
Siim A. Vanaselja	339,898,687	99.67	1,121,579	0.33
Richard E. Waugh	340,375,952	99.81	644,327	0.19

Effective today, the Board of Directors includes new independent director, Mr. Siim Vanaselja.

“On behalf of the Board of Directors, I am very pleased to welcome Mr. Vanaselja to our Board and look forward to his contributions to TransCanada’s vision of becoming the leading energy infrastructure company in North America,” said Barry Jackson, chair, TransCanada.  “Mr. Vanaselja’s extensive experience in accounting and finance, governance, and risk management will complement the current profile of TransCanada’s Board.”

Mr. Vanaselja has been the Executive Vice-President & Chief Financial Officer of BCE Inc. and Bell Canada since January 2001, having previously served as Executive Vice-President and Chief Financial Officer of Bell Canada International from 1996 to 2001. Prior to that, he was a partner at the accounting firm, KPMG LLP (Canada) in Toronto until 1994.

Mr. Vanaselja currently serves on the boards of several BCE Inc. subsidiaries and affiliates and as the Audit Committee Chair of Maple Leaf Sports and Entertainment Ltd.  He also has previous experience as a board member of other public and private companies as well as non-profit organizations such as the Conference Board of Canada’s National Council of Financial Executives, the Corporate Executive Board’s Working Council for Chief Financial Officers and Moody’s Council of Chief Financial Officers.

Mr. Vanaselja is a member of the Institute of Chartered Accountants of Ontario and holds an Honours Bachelor of Business degree from the Schulich School of Business.

Final voting results on all matters voted on at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.com) and posted to the Investor Centre section of the company website at www.transcanada.com by no later than Tuesday, May 6, 2014.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522